sembcorp

2009 FEB 24 P 12:

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

23 January 2009

09045416

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Sembcorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Sembcorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
MAR 2 2009
THOMSON REUTERS

Kwong Sook May
Company Secretary

Encs

C:jesstan/SgxnetAnn/SECltr

dlw 2/24

SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the ~~sale,~~ transfer~~, cancellation and/or use~~:	23 January 2009	
b)	Purpose of such ~~sale,~~ transfer~~, cancellation and/or use~~:	Executives' Shares Option Plan	
c)	Number of treasury shares ~~sold,~~ transferred, ~~cancelled and/or used~~:	6,500	
d)	Number of treasury shares before and after such ~~sale,~~ transfer~~, cancellation and/or use~~:	Before change	8,263,617
		After change	8,257,117
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such ~~sale,~~ transfer~~, cancellation and/or use~~:	Before change	0.46%
		After change	0.46%
f)	Value of the treasury shares if they are used for a ~~sale or~~ transfer~~, or cancelled~~:	$26,946.12	

Kwong Sook May
Company Secretary

23 January 2009

sembcorp

Co Regn No: 199802418D

Sembcorp Establishes Indirect Associate Companies For Industrial Parks Business

Singapore, January 19, 2009 Sembcorp Industrial Parks Ltd, a wholly owned subsidiary of Sembcorp Industries, wishes to announce that its joint venture, the Vietnam Singapore Industrial Park and Township Development Joint Stock Company (VSIP JSC), has incorporated two wholly-owned companies in The Socialist Republic of Vietnam: VSIP Hai Phong Co. Ltd and VSIP Bac Ninh Co. Ltd.

VSIP Hai Phong Co. Ltd has been established for the development of the fourth Vietnam Singapore Industrial Park. VSIP Hai Phong is a 1,600-hectare integrated township and industrial park in Hai Phong, Vietnam's third largest city. The project's investment license for the initial 611-hectare phase has been received and the company will commence with infrastructure works in preparation for mainly industrial and some township development, in tandem with demand.

VSIP Bac Ninh Co. Ltd has been established for the development of the third VSIP project that was earlier announced in 2007. For details of VSIP Bac Ninh, please refer to Sembcorp's press release dated July 9, 2007.

The VSIP JSC has increased its share capital to US$40.08 million to undertake the development of these two projects. Sembcorp will contribute US$4.81 million of equity capital for its 12% direct stake in the VSIP JSC. Sembcorp's total effective stake in the VSIP JSC is 40.31%.

The above transactions are not expected to have any material impact on the net tangible assets or earnings per share of the Sembcorp Group for the financial year ending 31 December 2009.

By Order of the Board

Ms Kwong Sook May
Company Secretary

SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the ~~sale,~~ transfer~~, cancellation and/or use~~:	16 January 2009	
b)	Purpose of such ~~sale,~~ transfer~~, cancellation and/or use~~:	Executives' Shares Option Plan	
c)	Number of treasury shares ~~sold,~~ transferred, ~~cancelled and/or used~~:	92,500	
d)	Number of treasury shares before and after such ~~sale,~~ transfer~~, cancellation and/or use~~:	Before change	8,356,117
		After change	8,263,617
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such ~~sale,~~ transfer~~, cancellation and/or use~~:	Before change	0.47%
		After change	0.46%
f)	Value of the treasury shares if they are used for a ~~sale or~~ transfer~~, or cancelled~~:	$383,464.02	

Kwong Sook May
Company Secretary

16 January 2009

END